UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated June 3, 2010

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on, June 2, 2010, entitled “ANNUAL REPORT AND ACCOUNTS ANNOUNCEMENT”.

2 June 2010

Vodafone Group Plc (“Vodafone”)

2010 Annual Report

2010 Review of the Year and Notice of Annual General Meeting

In accordance with Listing Rule 9.6.1, Vodafone has submitted to the Financial Services Authority two copies of the above documents which will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility which is situated at: The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS.

The 2010 Annual Report is available at www.vodafone.com/investor and the 2010 Review of the Year and Notice of Annual General Meeting is available at www.vodafone.com/agm.

At the Annual General Meeting on 27 July 2010 it is proposed that Vodafone’s Articles of Association be amended with effect from the conclusion of the meeting. The proposed amendments are primarily to take account of the coming into force of the Companies (Shareholders’ Rights) Regulations 2009 and the implementation of the remaining parts of the Companies Act 2006. Other changes are also proposed which are of a minor, technical or clarifying nature or which conform the language with that used in the model articles for public companies set out in The Companies (Model Articles) Regulations 2008. A summary of the principal changes proposed are set out in the explanatory notes to the Notice of Annual General Meeting. The Notice of Annual General Meeting and the revised Articles of Association are available for inspection at Vodafone’s registered office, the offices of Linklaters, One Silk Street, London, EC2Y 8HQ and at www.vodafone.com/agm.

The Annual Report on Form 20-F has been filed with the US Securities and Exchange Commission and is available at www.vodafone.com/investor. In addition, shareholders resident in the United States can receive a hard copy of the Annual Report on Form 20-F free of charge upon request by contacting The Bank of New York Mellon at 1-800-555-2470.

A condensed set of Vodafone’s financial statements and information on important events that have occurred during the financial year and their impact on the financial statements, were included in Vodafone’s preliminary results announcement released on 18 May 2010. That information, together with the information set out below, which is extracted from the 2010 Annual Report, constitute the material required by Disclosure and Transparency Rule 6.3.5 which is required to be communicated to the media in full unedited text through a Regulatory Information Service. This announcement is not a substitute for reading the full 2010 Annual Report. Page and note references in the text below refer to page numbers in the 2010 Annual Report.

PRINCIPAL RISK FACTORS AND UNCERTAINTIES

The following discussion of principal risk factors and uncertainties identifies the most significant risks that may adversely affect our business, operations, liquidity, financial position or future performance. Additional risks not presently known to us, or that we currently deem immaterial, may also impact our business. This section should be carefully read in conjunction with the “Forward-looking statements” on page 140 of this document.

Adverse macroeconomic conditions in the markets in which we operate could impact our results of operations.

Adverse macroeconomic conditions and deterioration in the global economic environment, such as further economic slowdown in the markets in which we operate, may lead to a reduction in the level of demand from our customers for existing and new products and services. In difficult economic conditions, consumers may seek to reduce discretionary spending by reducing their use of our products and services, including data services, or by switching to lower-cost alternatives offered by our competitors. Similarly, under these conditions the enterprise customers that we serve may delay purchasing decisions, delay full implementation of service offerings or reduce their use of our services. In addition adverse economic conditions may lead to an increased number of our consumer and enterprise customers that are unable to pay for existing or additional services. If these events were to occur it could have a material adverse effect on our results of operations.

The continued volatility of worldwide financial markets may make it more difficult for us to raise capital externally which could have a negative impact on our access to finance.

Our key sources of liquidity in the foreseeable future are likely to be cash generated from operations and borrowings through long-term and short-term issuances in the capital markets as well as committed bank facilities. Due to the recent volatility experienced in capital and credit markets around the world, new issuances of debt securities may experience decreased demand. Adverse changes in credit markets or our credit ratings could increase the cost of borrowing and banks may be unwilling to renew credit facilities on existing terms. Any of these factors could have a negative impact on our access to finance.

Regulatory decisions and changes in the regulatory environment could adversely affect our business.

As we have ventures in a large number of geographic areas, we must comply with an extensive range of requirements that regulate and supervise the licensing, construction and operation of our telecommunications networks and services. In particular, there are agencies which regulate and supervise the allocation of frequency spectrum and which monitor and enforce regulation and competition laws, which apply to the mobile telecommunications industry. Decisions by regulators regarding the granting, amendment or renewal of licences, to us or to third parties, could adversely affect our future operations in these geographic areas. In addition, other changes in the regulatory environment concerning the use of mobile phones may lead to a reduction in the usage of mobile phones or otherwise adversely affect us. Additionally, decisions by regulators and new legislation, such as those relating to international roaming charges and call termination rates, could affect the pricing for, or adversely affect the revenue from, the services we offer. Further details on the regulatory framework in certain countries and regions in which we operate, and on regulatory proceedings, can be found in “Regulation” on page 133.

Increased competition may reduce our market share and revenue.

We face intensifying competition and our ability to compete effectively will depend on, among other things, our network quality, capacity and coverage, pricing of services and equipment, quality of customer service, development of new and enhanced products and services in response to customer demands and changing technology, reach and quality of sales and distribution channels and capital resources. Competition could lead to a reduction in the rate at which we add new customers, a decrease in the size of our market share and a decline in our ARPU as customers choose to receive telecommunications services or other competing services from other providers. Examples include but are not limited to competition from internet based services and MVNOs.

The focus of competition in many of our markets continues to shift from customer acquisition to customer retention as the market for mobile telecommunications has become increasingly penetrated. Customer deactivations are measured by our churn rate. There can be no assurance that we will not experience increases in churn rates, particularly as competition intensifies. An increase in churn rates could adversely affect profitability because we would experience lower revenue and additional selling costs to replace customers or recapture lost revenue.

Increased competition has also led to declines in the prices we charge for our mobile services and is expected to lead to further price declines in the future. Competition could also lead to an increase in the level at which we must provide subsidies for handsets. Additionally, we could face increased competition should there be an award of additional licences in jurisdictions in which a member of our Group already has a licence.

Delays in the development of handsets and network compatibility and components may hinder the deployment of new technologies.

Our operations depend in part upon the successful deployment of continuously evolving telecommunications technologies. We use technologies from a number of vendors and make significant capital expenditure in connection with the deployment of such technologies. There can be no assurance that common standards and specifications will be achieved, that there will be inter-operability across Group and other networks, that technologies will be developed according to anticipated schedules, that they will perform according to expectations or that they will achieve commercial acceptance. The introduction of software and other network components may also be delayed. The failure of vendor performance or technology performance to meet our expectations or the failure of a technology to achieve commercial acceptance could result in additional capital expenditure by us or a reduction in our profitability.

We may experience a decline in revenue or profitability notwithstanding our efforts to increase revenue from the introduction of new services.

As part of our strategy we will continue to offer new services to our existing customers and seek to increase non-voice service revenue as a percentage of total service revenue. However we may not be able to introduce these new services commercially or may experience significant delays due to problems such as the availability of new mobile handsets, higher than anticipated prices of new handsets or availability of new content services. In addition, even if these services are introduced in accordance with expected time schedules, there is no assurance that revenue from such services will increase ARPU or maintain profit margins.

Expected benefits from our cost reduction initiatives may not be realised.

We have entered into several cost reduction initiatives principally relating to network sharing, the outsourcing of IT application, development and maintenance, data centre consolidation, supply chain management and a business transformation programme to implement a single, integrated operating model using one ERP system. However there is no assurance that the full extent of the anticipated benefits will be realised in the timeline envisaged.

Changes in assumptions underlying the carrying value of certain Group assets could result in impairment.

We complete a review of the carrying value of Group assets annually, or more frequently where the circumstances require, to assess whether those carrying values can be supported by the net present value of future cash flows derived from such assets. This review examines the continued appropriateness of the assumptions in respect of highly uncertain matters upon which the valuations supporting carrying values of certain Group assets are based. This includes an assessment of discount rates and long-term growth rates, future technological developments and timing and quantum of future capital expenditure as well as several factors which may affect revenue and profitability identified within the other risk factors in this section such as intensifying competition, pricing pressures, regulatory changes and the timing for introducing new products or services. Discount rates are in part derived from yields on government bonds, the level of which may change substantially period to period and which may be affected by political, economic and legal developments which are beyond our control. Due to our substantial carrying value of goodwill under International Financial Reporting Standards, the revision of any of these assumptions to reflect current or anticipated changes in operations or the financial condition of the Group could lead to an impairment in the carrying value of certain Group assets. While impairment does not impact reported cash flows, it does result in a non-cash charge in the consolidated income statement and thus no assurance can be given that any future impairments would not affect our reported distributable reserves and therefore our ability to make distributions to our shareholders or repurchase our shares. See “Critical accounting estimates” on page 71 and note 10 to the consolidated financial statements.

Our global footprint may present exposure to unpredictable economic, political, regulatory and legal risks.

Political, regulatory, economic and legal systems in emerging markets may be less predictable than in countries with more developed institutional structures. Since we operate in and are exposed to emerging markets, the value of our investments in these markets may be adversely affected by political, regulatory, economic and legal developments which are beyond our control and anticipated benefits resulting from acquisitions and other investments we have made in these markets may not be achieved in the time expected or at all.

Our strategic objectives may be impeded by the fact that we do not have a controlling interest in some of our ventures.

Some of our interests in mobile licences are held through entities in which we are a significant but not a controlling owner. Under the governing documents for some of these partnerships and corporations, certain key matters such as the approval of business plans and decisions as to the timing and amount of cash distributions require the consent of our partners. In others these matters may be approved without our consent. We may enter into similar arrangements as we participate in ventures formed to pursue additional opportunities. Although we have not been materially constrained by the nature of our mobile ownership interests, no assurance can be given that our partners will not exercise their power of veto or their controlling influence in any of our ventures in a way that will hinder our corporate objectives and reduce any anticipated cost savings or revenue enhancement resulting from these ventures.

Expected benefits from investment in networks, licences and new technology may not be realised.

We have made substantial investments in the acquisition of licences and in our mobile networks, including the roll out of 3G networks. We expect to continue to make significant investments in our mobile networks due to increased usage and the need to offer new services and greater functionality afforded by new or evolving telecommunications technologies. Accordingly, the rate of our capital expenditures in future years could remain high or exceed that which we have experienced to date.

There can be no assurance that the introduction of new services will proceed according to anticipated schedules or that the level of demand for new services will justify the cost of setting up and providing new services. Failure or a delay in the completion of networks and the launch of new services, or increases in the associated costs, could have a material adverse effect on our operations.

Our business and our ability to retain customers and attract new customers may be impaired by actual or perceived health risks associated with the transmission of radio waves from mobile telephones, transmitters and associated equipment.

Concerns have been expressed in some countries where we operate that the electromagnetic signals emitted by mobile telephone handsets and base stations may pose health risks at exposure levels below existing guideline levels and may interfere with the operation of electronic equipment. In addition, as described under the heading “Legal proceedings” in note 29 to the consolidated financial statements, several mobile industry participants including Verizon Wireless and ourselves have had lawsuits filed against us alleging various health consequences as a result of mobile phone usage including brain cancer. While we are not aware that such health risks have been substantiated, there can be no assurance that the actual or perceived risks associated with radio wave transmission will not impair our ability to retain customers and attract new customers, reduce mobile telecommunications usage or result in further litigation. In such event, because of our strategic focus on mobile telecommunications, our business and results of operations may be more adversely affected than those of other companies in the telecommunications sector.

Our business would be adversely affected by the non-supply of equipment and support services by a major supplier.

Companies within the Group source network infrastructure and other equipment, as well as network-related and other significant support services, from third party suppliers. The withdrawal or removal from the market of one or more of these major third party suppliers could adversely affect our operations and could require us to make additional capital or operational expenditures.

RELATED PARTY TRANSACTIONS

The Group’s related parties are its joint ventures (see note 13), associates (see note 14), pension schemes, directors and Executive Committee members. Group contributions to pension schemes are disclosed in note 23. Compensation paid to the Company’s Board and members of the Executive Committee is disclosed in note 30.

Transactions with joint ventures and associates

Related party transactions with the Group’s joint ventures and associates primarily comprise fees for the use of products and services including network airtime and access charges, and cash pooling arrangements.

No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below. Transactions between the Company and its joint ventures are not material to the extent that they have not been eliminated through proportionate consolidation or disclosed below.

	2010	2009	2008
	£m	£m	£m

Sales of goods and services to associates	281	205	165
Purchase of goods and services from associates	159	223	212
Purchase of goods and services from joint ventures	194	57	13
Net interest (receivable from)/payable to joint ventures(1)	(44)	(18)	27

Trade balances owed:
by associates	24	50	21
to associates	17	18	22
by joint ventures	27	10	16
to joint ventures	40	33	39
Other balances owed by joint ventures(1)	751	311	127

Note:

(1) Amounts arise primarily through Vodafone Italy, Vodafone Hutchison Australia and Indus Towers and represent amounts not eliminated on consolidation. Interest is paid in line with market rates.

Amounts owed by and owed to associates are disclosed within notes 17 and 25. Dividends received from associates are disclosed in the consolidated statement of cash flows.

Transactions with directors other than compensation

During the three years ended 31 March 2010, and as of 17 May 2010, neither any director nor any other executive officer, nor any associate of any director or any other executive officer, was indebted to the Company.

During the three years ended 31 March 2010, and as of 17 May 2010, the Company has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

DIRECTORS’ STATEMENT OF RESPONSIBILITY

As set out above, this statement is repeated here solely for the purposes of complying with Disclosure and Transparency Rule 6.3.5.  This statement relates to and is extracted from the 2010 Annual Report.  It is not connected to the extracted information presented in this announcement or the preliminary results announcement released on 18 May 2010.

“The Board confirms to the best of its knowledge:

•           the consolidated financial statements, prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the EU, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group; and

•           the directors’ report includes a fair review of the development and performance of the business and the position of the Group together with a description of the principal risks and uncertainties that it faces.

Neither the Company nor the directors accept any liability to any person in relation to the annual report except to the extent that such liability could arise under English law. Accordingly any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A of the Financial Services and Markets Act 2000.

By Order of the Board

Rosemary Martin

Secretary

18 May 2010”

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to Vodafone’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “will”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. In particular, such forward-looking statements include, but are not limited to: statements with respect to expectations regarding the Group’s financial condition or results of operations and expectations for the Group’s future performance generally; expectations regarding the operating environment and market conditions and trends including customer mix and usage, competitive pressures and price trends; intentions and expectations regarding the development and launch of products, services and technologies introduced by Vodafone or by Vodafone in conjunction with third parties; anticipated benefits to the Group from cost reduction or efficiency programmes; growth in customers and usage; expectations regarding the integration or performance of current and future investments, associates, joint ventures and newly acquired businesses; and the impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential regulatory changes. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the heading “Principal risk factors and uncertainties” and “Forward-looking statements” in Vodafone Group Plc’s Annual Report for the year ended 31 March 2010, which can be found on the Group’s website (www.vodafone.com/investor). No assurance can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 3, 2010	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary